BUTTERFIELD UNVEILS NEW BRANDING

Hamilton, Bermuda - October 31, 2019: The Bank of N.T. Butterfield & Son Limited (“Butterfield”) (NYSE: NTB | BSX: NTB.BH) today unveiled an updated brand identity for all Butterfield Group companies, featuring a more contemporary wyvern device and modernized wordmark.
The wyvern, a mythical sea dragon, which represents protection and valor, has been part of the Bank’s corporate identity for over 60 years, and has its origins in heraldry. A wyvern sits atop the coat of arms of the Butterfield family who established the Bank in Bermuda in 1858.
The Bank’s new corporate colors--deep blue and warm gray--are symbolic of sea and land, and reference the island locations where Butterfield has its major operations. The line work in the updated wyvern design is evocative of ocean waves. The colours and forms of the new marque form a distinctive identity that reflects Butterfield’s status as the world’s leading, independent offshore bank and trust company.

Previous Butterfield Marque	New Butterfield Marque

Michael Collins, Butterfield’s Chairman and Chief Executive Officer commented, “The last few years have been a period of strategic growth and change for Butterfield. We have expanded our global footprint by establishing offices in Canada, Mauritius, Singapore and Jersey, and we now have operations in ten international locations. Following our public offering on the New York Stock Exchange in 2016, our shareholder base is now also global. We, therefore, felt the time was right for Butterfield to update our brand identity to reflect the Bank’s evolution and its unique place in the world of finance, while honoring our heritage as a 161-year old island bank.”
The new brand identity will be adopted by all Butterfield businesses in all markets. To minimize waste, the changeover from the previous marque will be phased in over several months. Clients will begin to see the new brand identity on select marketing materials in the coming weeks, but the complete conversion of all Butterfield materials, signs and its online estate will extend well into 2020.
-ENDS-

BUTTERFIELD and the Wyvern Logos are trade marks or registered trade marks of The Bank of N.T. Butterfield & Son Limited in Bermuda and other countries.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Media Relations Contact:
Mark Johnson
Group Head of Communications
The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624
Mobile: (441) 524 1025
E-mail: mark.johnson@butterfieldgroup.com